Date: March 8, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Eiko Yaoita Pyles Anne McConnell Jenny O’Shanick Evan Ewing

Re:	MKDWELL Tech Inc.
Amended Draft Registration Statement on Form F-4 Submitted on February 5, 2024
CIK No. 0001991332

Ladies and Gentlemen:

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), together with Cetus Capital Acquisition Corp., hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated February 20, 2024 on the Company’s Amended Draft Registration Statement on Form F-4 previously submitted on February 5, 2024.

Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-4 (the “Revised Registration Statement”) publicly to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amended Draft Registration Statement Submitted February 5, 2024

Risk Factors, page 27

1.	If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: Please refer to the added risk factor titled “If Cetus Capital is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for Cetus Capital to complete its initial business combination.”

Proposal No 1 The Business Combination Proposal

Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion,

2.	We note your response to prior comment 3. Please revise your risk factors, business and expected uses of funds sections, as applicable, to discuss your plan to operate campgrounds and offer sales and management services for camper vehicles.

Response: Please refer to the revised sections titled “MKD’s projected development goals and business expansion plans may not be achieved in the time frames expected due to unforeseen factors,” “MKD’s Business — Future Camper Van Operations,” and “Expected Uses Of Funds In Connection With The Business Combination.”

Unaudited Pro Forma Condensed Combined Financial Information

Introduction, page 141

3.	Please correct the disclosure that indicates Cetus Capital’s audited condensed statement of operations for the period from June 7, 2022 (inception) to December 31, 2022 is included in Cetus Capital’s Form 10-Q for the period ended June 30, 2023 since it is not and disclose it is included elsewhere in the proxy statement/prospectus.

Response: Please refer to the Revised Registration Statement at page 141.

Basis of Pro Forma Presentation, page 142

4.	Your revised description of Scenario 2 states that you are “assuming 2,058,934 shares redemptions into cash, in addition to 3,691,066 shares redeemed on January 31, 2024” under this scenario. However, your disclosure in the next sentence states that you will only be able to further redeem 1,381,012 shares under this scenario given the requirement to maintain a minimum of $5,000,001 of net tangible assets. Please correct this inconsistency. In addition, as a result of the Cetus Capital stockholders who exercised their rights to redeem 3,691,066 shares of Class A common stock at the special meeting of stockholders on January 31, 2024, we note numerous disclosures, including tabular disclosures, related to numbers of shares and share percentages have been revised throughout the filing; however, it appears other disclosures, including narrative disclosures preceding the tables, have not been revised and are now inconsistent with the tabular and related disclosures, for example, the third page of the letter to the Stockholders of Cetus Capital, several disclosures on page 7, and disclosures on pages 14, 57, and 88. Please ensure all disclosures related to numbers of shares and share percentages throughout the filing are accurate and consistent.

Response: Please refer to the Revised Registration Statement which has been revised with regards to the January 31, 2024 special meeting of stockholders and the associated cash redemption by stockholders.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 146

5.

We note your response to prior comment 9 and the related disclosure, including Adjustment 2, which appears to reduce the amounts of each equity line item in MKD Taiwan’s historical balance sheet by 37.64%; however, it is not clear to us how you determined this appropriately presents the non-controlling interest that will exist after the merger. Please more fully explain to us how and why you determined your current presentation is appropriate and cite the specific authoritative accounting literature you relied on to support your conclusion.

Response: Please refer to the revised disclosure on page 147 of the Revised Registration Statement. In connection with the Taiwan Reorganization, MKD BVI, a shell company, directly acquired 62.36% of the issued and outstanding shares of MKD Taiwan from its shareholders, in exchange for proportionate new MKD BVI shares which were issued to the selling MKD Taiwan shareholders, leaving the 37.64% equity interest held by MKD Taiwan shareholders which remained unchanged, and which became noncontrolling interest as a result of the reorganization transaction. The noncontrolling interest was calculated based on the fact that the 37.64% MKD Taiwan shareholders share the historical equity interest of MKD Taiwan before and after the reorganization transaction. Thus, the 37.64% equity interest of MKD Taiwan was adjusted to reflect the noncontrolling interest.

Cetus Capital - Unaudited Interim Financial Statements

Note 9 - Subsequent events, page F-18

6.

Please revise your disclosures related to the January 31, 2024 special meeting of stockholders to quantify the dollar amount of the reduction in the trust account that resulted when stockholders holding 3,691,066 shares of Class A common stock exercised their rights to redeem such shares. Please provide similar quantified disclosures whenever you discuss the special meeting, for example, on pages 13, 67, 78, and 139. In addition, please revise the filing to more fully address the potential risks and consequences of the cash redemptions.

Response: Please refer to the Revised Registration Statement which has been revised with regards to the January 31, 2024 special meeting of stockholders and the associated cash redemption by stockholders.

General

7.

We note your response to prior comment 16 and reissue in part. Please revise your registration statement to more prominently discuss the Letter of Consent and Waiver dated December 14, 2023, the Sponsor Promissory Note dated February 1, 2024, and the Stock Pledge Agreement dated February 1, 2024.

Response: Please refer to the revised disclosures at pages 13, 67, 78 and 139.

If you have any questions regarding the Revised Registration Statement, please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP, attorneys for MKDWELL Tech Inc., and Michael T. Campoli, Esq. (mcampoli@pryorcashman.com or (212) 326-0468) or Elizabeth F. Chen, Esq. (echen@pryorcashman.com or (212) 326-0199), attorneys for Cetus Capital Acquisition Corp.

Thank you for your time and attention.

Very truly yours,

/s/ Ming-Chia Huang
Ming-Chia Huang
On behalf of MKDWELL Tech Inc.

/s/ Chung-Yi Sun
Chung-Yi Sun
On behalf of Cetus Capital Acquisition Corp.